Exhibit 1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We prepared the following unaudited pro forma consolidated income statements for the year ended December 31, 2003 and for the six months ended June 30, 2004 and unaudited pro forma consolidated balance sheet as of June 30, 2004 to illustrate the estimated effects on our results of operations and financial condition of the acquisitions of:

•	100% of Panamco on May 6, 2003; and

•	30% of our subsidiary FEMSA Cerveza from affiliates of Interbrew S.A., or Interbrew, in accordance with the agreements signed on May 23, 2004, which also include the assignment of the rights to FEMSA Cerveza’s beer brands in the United States back to Wisdom Import Sales Co. LLC, a wholly owned subsidiary of FEMSA Cerveza, in consideration for the redemption of its 30% interest in Labatt USA LLC and Latrobe Brewing Company LLC, which we collectively refer to as Labatt USA, and the related financing transactions.

The unaudited pro forma income statements give effect to these transactions as if they had occurred on January 1, 2003, and the unaudited pro forma balance sheet as if they had occurred on June 30, 2004.

The unaudited pro forma financial information was prepared in accordance with Mexican GAAP. A reconciliation of unaudited pro forma majority net income and unaudited pro forma stockholders’ equity to U.S. GAAP is provided in Note 4 below.

The unaudited pro forma financial information does not purport to indicate the results of operations and financial position that would actually have occurred had the transactions occurred on the dates indicated or which may be expected to be achieved in the future.

The following unaudited pro forma financial information should be read in conjunction with the “Operating and Financial Review and Prospects” sections contained in the prospectus to which this report is incorporated by reference and in Exhibit 2 to this report, as well as with Notes 25 and 26 to our audited consolidated financial statements as of and for the year ended December 31, 2003 contained in our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on April 8, 2004, and Notes 27 and 28 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2004 contained in Exhibit 3 to this report.

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Unaudited Pro Forma Consolidated Income Statement

Year Ended December 31, 2003

	FEMSA As Reported (1)		Panamco Income Statement from January to April 2003 (2)		Panamco Pro forma Adjustments (3)		Termination of FEMSA- Interbrew Joint Venture (4)		Minority Interest of the Pro forma Adjustments (5)		Pro forma (6)
	(in millions of Mexican pesos as of December 31, 2003, except per share data)
Net sales	Ps.	75,597	Ps.	8,224	Ps.	—	Ps.	—	Ps.	—	Ps.	83,821
Other operating revenues		294		53		—		—		—		347

Total revenues		75,891		8,277		—		—		—		84,168
Cost of sales		39,371		4,499		(23)		—		—		43,847

Gross profit		36,520		3,778		23		—		—		40,321

Operating expenses:
Administrative		5,740		609		(5)		—		—		6,344
Sales		18,696		2,192		(52)		—		—		20,836

		24,436		2,801		(57)		—		—		27,180

Income from operations		12,084		977		80		—		—		13,141
Participation in affiliated companies		30		—		—		(30)		—		—

		12,114		977		80		(30)		—		13,141

Integral result of financing:
Interest expense		(2,540)		(310)		(327)		(618)		—		(3,795)
Interest income		695		53		—		(217)		—		531
Foreign exchange gain (loss)		(2,532)		(239)		61		(199)		—		(2,909)
Gain on monetary position		954		289		235		569		—		2,047

		(3,423)		(207)		(31)		(465)		—		(4,126)
Other expenses, net		(656)		(100)		24		(449)		—		(1,181)

Income before income tax, tax on assets and employee profit sharing		8,035		670		73		(944)		—		7,834
Income tax, tax on assets and employee profit sharing		3,378		279		30		(158)		—		3,529

Consolidated net income		4,657		391		43		(786)		—		4,305

Net majority income		3,093		388		43		(786)		74		2,812
Net minority income		1,564		3		—		—		(74)		1,493

Consolidated net income	Ps.	4,657	Ps.	391	Ps.	43	Ps.	(786)	Ps.	—	Ps.	4,305

Net majority income: (in Mexican pesos)
Per Series “B” Share	Ps.	0.521									Ps.	0.474
Per Series “D” Share		0.651										0.592

The accompanying notes are an integral part of this unaudited pro forma consolidated income statement.

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Unaudited Pro Forma Consolidated Income Statement

Six Months Ended June 30, 2004

	FEMSA As Reported (1)		Termination of FEMSA- Interbrew Joint Venture (4)		Minority Interest of the Pro forma Adjustments (5)		Pro forma (6)
	(in millions of Mexican pesos as of June 30, 2004, except per share data)
Net sales	Ps.	43,568	Ps.	—	Ps.	—	Ps.	43,568
Other operating revenues		144		—		—		144

Total revenues		43,712		—		—		43,712
Cost of sales		23,198		—		—		23,198

Gross profit		20,514		—		—		20,514

Operating expenses:
Administrative		3,124		—		—		3,124
Sales		11,182		—		—		11,182

		14,306		—		—		14,306

Income from operations		6,208		—		—		6,208
Participation in affiliated companies		9		(9)		—		—

		6,217		(9)		—		6,208

Integral result of financing:
Interest expense		(1,668)		(294)		—		(1,962)
Interest income		180		(76)		—		104
Foreign exchange loss		(167)		(69)		—		(236)
Gain on monetary position		544		234		—		778

		(1,111)		(205)		—		(1,316)
Other expenses, net		(231)		(229)		—		(460)

Income before income tax, tax on assets and employee profit sharing		4,875		(443)		—		4,432
Income tax, tax on assets and employee profit sharing		1,920		(68)		—		1,852

Consolidated net income before extraordinary items		2,955		(375)		—		2,580
Extraordinary items		1,175		—		—		1,175

Consolidated net income	Ps.	4,130	Ps.	(375)	Ps.	—	Ps.	3,755

Net majority income		2,434		(375)		283		2,342
Net minority income		1,696		—		(283)		1,413

Consolidated net income	Ps.	4,130	Ps.	(375)	Ps.	—	Ps.	3,755

Net majority income: (in Mexican pesos)
Per Series “B” Share:
Before extraordinary items	Ps.	0.319					Ps.	0.304
Extraordinary items		0.090						0.090
Per Series “D” Share:
Before extraordinary items	Ps.	0.399					Ps.	0.380
Extraordinary items		0.113						0.113

The accompanying notes are an integral part of this unaudited pro forma consolidated income statement.

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Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2004

	FEMSA June 30, 2004 As Reported (1)		Termination of FEMSA- Interbrew Joint Venture (2)		Pro forma (3)
	(in millions of Mexican pesos as of June 30, 2004)
Assets
Current assets:
Cash and cash equivalents	Ps.	7,890	Ps.	(3,624)	Ps.	4,266
Other current assets		13,465		—		13,465

Total current assets		21,355		(3,624)		17,731

Investments in shares		926		(160)		766
Property, plant and equipment		42,887		—		42,887
Other assets		6,445		—		6,445
Intangible assets and goodwill		35,770		9,143		44,913

Total assets	Ps.	107,383	Ps.	5,359	Ps.	112,742

Liabilities and stockholders’ equity
Total current liabilities		16,491		5,756		22,247
Long-term liabilities:
Bank loans and notes payable		31,774		5,183		36,957
Other long-term liabilities		7,871		—		7,871

Total long-term liabilities		39,645		5,183		44,828

Total liabilities		56,136		10,939		67,075

Stockholders’ equity:
Minority interest in consolidated subsidiaries		20,185		(5,580)		14,605
Majority interest		31,062		—		31,062

Total stockholders’ equity		51,247		(5,580)		45,667

Total liabilities and stockholders’ equity	Ps.	107,383	Ps.	5,359	Ps.	112,742

The accompanying notes are an integral part of this unaudited pro forma consolidated balance sheet.

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Notes to the Unaudited Pro Forma Consolidated Financial Statements

Note 1. Acquisition of Panamco

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamco for Ps. 29,518 million. As part of the acquisition, our company assumed Ps. 9,085 million of net debt and incurred transaction costs of Ps. 388 million, which consist of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

Panamco produced and distributed Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia and Brazil, as well as bottled water and other beverages in some of these territories and beer in Brazil.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,779 million, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,041 million for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,820 million and additional indebtedness of Ps. 17,267 million.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The results of Panamco’s operations for the period from May 1, 2003 to December 31, 2003 have been included in the consolidated financial statements of Coca-Cola FEMSA and subsidiaries for the year ended December 31, 2003.

Our company accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments include recognition of an intangible asset with an indefinite life for a total amount of Ps. 33,420 million included in our financial statements as “Rights to produce and distribute Coca-Cola trademark products” and the reduction to fair value of certain assets consisting primarily of facilities that we consider non-strategic as well as the elimination of certain intangible assets that were generated from acquisitions previously effected by Panamco.

Note 2. Termination of the FEMSA and Interbrew Joint Venture Agreements

On May 24, 2004, our company entered into a series of agreements with Interbrew, Labatt Brewing Company Limited, or Labatt, and certain of their affiliates to terminate the existing arrangements among affiliates of FEMSA and Interbrew. These agreements provide for payments to be made by affiliates of FEMSA in a total amount of US$ 1.245 billion. Upon completion of the transactions contemplated in the agreements:

•	FEMSA will indirectly own 100% of FEMSA Cerveza;

•	Interbrew will indirectly own 100% of Labatt USA, its U.S. distribution subsidiary; and

•	Labatt USA’s right to distribute the FEMSA Cerveza brands in the United States will terminate 120 days after the closing of the transactions.

The closing of these transactions is subject to certain conditions, including the availability of financing for FEMSA (if the closing has not occurred by August 31, 2004) and the consummation of the combination of Interbrew and the Brazilian brewer Companhia de Bebidas das Américas.

The transaction is expected to be financed as follows:

•	US$ 295 million of cash on hand;

•	US$ 500 million bridge loan to FEMSA, of which a US$ 250 million tranche will be denominated in U.S. dollars and the remaining US$ 250 million tranche will be denominated in Mexican pesos, each to be refinanced with the net proceeds of the global offering and the Mexican B Unit offering described in the prospectus to which this report is incorporated by reference;

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•	US$ 217 million equivalent in Mexican peso-denominated certificados bursátiles issued by FEMSA and guaranteed by FEMSA Cerveza, of which US$ 108.5 million have a maturity of five years and US$ 108.5 million have a maturity of four years;

•	US$ 150 million equivalent in a Mexican peso-denominated unsecured term loan to FEMSA with a maturity of four years; and

•	US$ 83 million equivalent in a Mexican peso-denominated unsecured term loan to FEMSA Cerveza with a maturity of five years.

Note 3. Unaudited Pro Forma Financial Statements

I. Income Statements: The columns presented in the unaudited pro forma income statements represent the following:

(1) FEMSA as Reported

This column reflects the audited consolidated income statement of FEMSA and subsidiaries for the year ended December 31, 2003 contained in the annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on April 8, 2004, and the unaudited consolidated income statement of FEMSA and subsidiaries for the six months ended June 30, 2004 included in Exhibit 3 to this report.

(2) Panamco Income Statement

This column reflects the consolidated income statement of Panamco and subsidiaries for the period from January 1, 2003 to April 30, 2003, presented on a Mexican GAAP basis and incorporating the accounting policies of Coca-Cola FEMSA.

(3) Panamco Pro Forma Adjustments

This column reflects the pro forma adjustments, which are as follows:

(a) The fair value adjustments to Panamco’s assets discussed in Note 1 resulted in a decrease in depreciation and amortization, in cost of sales, administrative expenses, selling expenses and other expenses in an aggregate amount of Ps. 100 million. These adjustments resulted mainly from our reduction of the historical book values of the Panamco assets prior to the acquisition to their fair value at the time of the acquisition.

(b) Pro forma adjustments to the integral result of financing include a net increase of interest expense, as well as a foreign exchange gain and a gain on monetary position. The net increase in interest expense resulted from the assumption of new debt to finance the Panamco acquisition and was partially offset by the reduction of interest expense resulting from the retirement of certain of Panamco’s pre-acquisition debt. The U.S. dollar denominated debt used to acquire Panamco resulted in a foreign exchange gain due to the appreciation of the Mexican peso against the U.S. dollar during the period from January 1, 2003 to April 30, 2003. The gain on monetary position resulted from the effect of Mexican inflation on the debt used to acquire Panamco during the period from January 1, 2003 to April 30, 2003.

(c) Pro forma adjustments to income taxes and employee profit sharing resulted from the application of the statutory rates to the adjustments described above.

(d) Pro forma adjustments to minority interest of Coca-Cola FEMSA resulted from the application of the minority participation percentage to the pro forma adjustments describe above.

(4) Termination of the FEMSA-Interbrew Joint Venture

This column reflects the pro forma adjustments, which are as follows:

(a) The cancellation of the equity method in the Labatt USA investment.

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(b) The incremental integral cost of financing for the year ended December 31, 2003 and the six months ended June 30, 2004 generated by the bridge loan, certificados bursátiles and term loans incurred to finance the transactions as well as the decrease in cash and cash equivalents of US$ 295 million, as if the transactions had occurred on January 1, 2003. The following additional assumptions are made:

(i) The interest expense was calculated in accordance with the financing agreements expected to be entered into and applicable interest rates during each period;

•	For the U.S. dollar-denominated tranche of the bridge loan, the interest rate is the six-month London interbank offered rate (LIBOR) plus a 0.25% margin;

•	For the Mexican peso-denominated tranche of the bridge loan, the interest rate is the Tasa de Interés Interbancaria de Equilibrio (TIIE) plus a 0.15% margin;

•	For the issuance of Mexican peso-denominated certificados bursátiles, the interest rates are TIIE plus a 0.30% margin and Certificados de la Tesorería (CETES) plus a 0.89% margin;

•	For the FEMSA long-term Mexican peso-denominated loan, the interest rate is TIIE plus a 0.35% margin; and

•	For the FEMSA Cerveza long-term Mexican peso-denominated loan, the interest rate is TIIE plus a 0.375% margin.

(ii) The foreign exchange loss generated by the devaluation of the Mexican peso against the U.S. dollar with respect to the U.S. dollar-denominated bridge facility; and

(iii) The gain on monetary position was calculated by applying factors derived from the Mexican Consumer Price Index on a monthly basis. The balance of accrued interest was calculated considering quarterly payments of interest for the U.S. dollar-denominated bridge facility and monthly payments of interest for the rest of the financings.

(c) Pro forma adjustment related to the amortization of the goodwill generated in the transactions over a 20-year period.

(d) Pro forma adjustments to income taxes and employee profit sharing resulted from the application of the statutory rates to the adjustments related to the incremental integral cost of the financings described above.

(5) Minority Interest to the Pro Forma Adjustments

This column reflects the pro forma adjustments to minority interest in FEMSA for Coca-Cola FEMSA and FEMSA Cerveza, resulting in the net effect of:

(a) The recognition of minority interest in Coca-Cola FEMSA by applying 54.3% to the net majority income of the pro forma adjustments described in columns (2) and (3), which amounted to Ps. 234 million in December 31, 2003.

(b) The cancellation of the 30% Interbrew participation in FEMSA Cerveza, which amounted to Ps. 308 million and Ps. 283 million at December 31, 2003 and June 30, 2004, respectively.

(6) Pro Forma

This column is the sum of the previous five columns and reflects the results of FEMSA under Mexican GAAP as if the acquisition of Panamco and the termination of the FEMSA-Interbrew joint venture had occurred on January 1, 2003.

II. Balance Sheet: The columns presented in the unaudited pro forma balance sheet represent the following:

(1) FEMSA as Reported

This column reflects the historical unaudited consolidated balance sheet of FEMSA and subsidiaries as of June 30, 2004, which is included in Exhbit 3 to this report.

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(2) Termination of the FEMSA and Interbrew Joint Venture Agreements

This column reflects the pro forma adjustments, which are as follows:

(a) The decrease in cash and cash equivalents corresponding to the cash available for the transactions.

(b) The cancellation of the Labatt USA investment in shares at equity method value.

(c) The increase in short-term and long-term liabilities corresponding to the financings described above in Note 2.

(d) The cancellation of the 30% participation of Interbrew in the stockholders’ equity of FEMSA Cerveza at book value.

(e) The intangible asset generated in the acquisition transaction that is the difference between the book value of the net investment and the total price paid, which includes an estimated US$ 20 million of fees and expenses to be paid in cash.

(3) Pro Forma

This column is the sum of the previous two columns and reflects the financial position of FEMSA as if the termination of FEMSA-Interbrew joint venture had occurred on June 30, 2004.

Note 4. Reconciliation of Mexican GAAP to U.S. GAAP

Our unaudited pro forma financial information was prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A description of the reconciling items and a reconciliation of the reported majority net income and majority stockholders’ equity to U.S. GAAP are included in Notes 25 and 26, respectively, to our audited consolidated financial statements as of and for the year ended December 31, 2003 contained in our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on April 8, 2004, and in Notes 27 and 28 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2004, included in Exhibit 3 to this report.

(a)	Reconciliation of unaudited pro forma majority net income in millions of Mexican pesos as of June 30, 2004 and December 31, 2003 as applicable:

	June 30, 2004	December 31, 2003
Unaudited pro forma majority net income under Mexican GAAP	Ps.2,342	Ps.2,812
U.S. GAAP adjustments:
Deferred promotional expenses	(68)	(101)
Start-up expenses	(9)	(27)
Intangible assets and goodwill	236	463
Restatement of imported machinery and equipment	(15)	(73)
Capitalization of integral result of financing	(13)	(24)
Financial instruments	29	136
Deferred income taxes	181	178
Deferred employee profit sharing	18	129
Pension plan	(13)	(18)
Minority interest in U.S. GAAP adjustments	(37)	10

Total adjustments	309	673

Unaudited pro forma net income under U.S. GAAP	Ps.2,651	Ps.3,485

Net income:
(in Mexican pesos)
Per Series “B” Share:
Before extraordinary items	Ps.0.356	Ps.0.587
Extraordinary items	0.090	—

Per Series “D” Share:
Before extraordinary items	Ps.0.445	Ps.0.734
Extraordinary items	0.113	—

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(b)	Reconciliation of unaudited pro forma stockholders’ equity in millions of Mexican pesos:

June 30, 2004
Unaudited pro forma majority stockholders’ equity under Mexican GAAP	Ps.31,062
U.S. GAAP adjustments:
Deferred promotional expenses	(181)
Start-up expenses	(125)
Intangible assets and goodwill	79
Restatement of imported machinery and equipment	(26)
Capitalization of integral result of financing	477
Financial instruments	303
Deferred income taxes	(221)
Deferred employee profit sharing	(1,610)
Pension plan	40
Minority interest in U.S. GAAP adjustments	173
Acquisition of minority interest	14,849

Total adjustments	13,758

Unaudited pro forma stockholders’ equity under U.S. GAAP	Ps.44,820

Note 5. Financial Instruments

In connection with the financing of the Interbrew transactions, we entered into forward contracts to buy U.S. dollars. The aggregate amount of the forward contracts is US$ 940 million with maturity dates from July to December 2004 and with a compounded average forward exchange rate of 11.63 Mexican pesos per U.S. dollar.

We did not estimate exchange rates applicable at the expected closing dates of the financings and the transactions. Any exchange rate variations between the exchange rate as of the day on which the transactions close and the forward exchange rate will be recorded as a foreign exchange gain or loss, as applicable, in our income statement.

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